Exhibit

Exhibit Description

99.1	Announcement on 2009/02/27: To clarify reports on Economic Daily News on Feb 27, 2009

99.2	Announcement on 2009/03/17: UMC will attend investor conferences on 2009/03/18

99.3	Announcement on 2009/03/18: Board’s Resolution to Convene Annual General Meeting (AGM)

99.4	Announcement on 2009/03/18: Important Resolutions from 10th term 17th Board Meeting

99.5	Announcement on 2009/03/09: February Revenue

99.6	Announcement on 2009/03/09: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 2) the acquisition and disposition of assets by UMC

Exhibit 99.1

To clarify reports on Economic Daily News on Feb 27, 2009

1.Name of the reporting media: Economic Daily News, A3

2.Date of the report:2009/02/27

3.Content of the report: UMC and Conpal will invest in Chongqing

4.Summary of the information provided by investors: None

5.Company’s explanation of the reportage or provided information:

The Company currently has no plan to invest in China.If UMC has any plan to invest in China, the company will follow the regulation to get the permission. The company has no comment on the report related to UMC’s investing activities published by the mass media.

6.Countermeasures: None

7.Any other matters that need to be specified: None

Exhibit 99.2

UMC will attend investor conferences on 2009/03/18

1.Date of the investor/press conference: 2009/03/18

2.Location of the investor/press conference: Far Eastern Plaza Hotel

3.Financial and business related information:

The Company will attend the “Taiwan, Technology & Beyond” Conference held by Merrill Lynch on 2009/3/18 in Far Eastern Plaza Hotel.

4.Any other matters that need to be specified:

Please refer to MOPS or Company website for more information.

Exhibit 99.3

Board’s Resolution to Convene Annual General Meeting (AGM)

1.Date of the board of directors resolution: 2009/03/18

2.Date for convening the shareholders’ meeting: 2009/06/10

3.Location for convening the shareholders’ meeting: UMC Recreation Center in Hsinchu Science Park

4.Cause or subjects for convening the meeting:

1) Reporting items

1.2008 business report

2.Supervisor’s report of 2008 audited financial report

3.Acquisition or disposal of assets with related parties in 2008

4.The 13th treasury stock buy-back program execution

5.Amendment of the Company’s Procedure of Transfer Repurchased Shares to

Employees Phase XI.

2) Approving items

1.To accept the Company’s 2008 business report and financial statement

2.To approve the Company’s 2008 profit and loss appropriation.

3) Discussion items

1.To amend the Company’s “Loan Procedure”

2.To amend the Company’s “Endorsements and Guarantees Procedure”

3.To amend the Company’s “Financial Derivatives Transaction Procedure”

4.To amend the Company’s “Acquisition or Disposal of Assets Procedure”

4) Election items

1.To elect the 11th terms board Members.

5.Book closure starting date: 2009/04/12

6.Book closure ending date: 2009/06/10

7.Any other matters that need to be specified: None

Exhibit 99.4

Important Resolutions from 10th term 17th Board Meeting

1.Date of occurrence of the event: 2009/03/18

2.Company name: United Microelectronics Corp.

3.Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence:

The board meeting has approved important resolutions as the followings:

(1) Approved 2008 Business Report and Financial Statements. The Company’s revenue for 2008 was NT$92,530 million and net loss after tax was NT$22,320 million, with loss per share of NT$1.7.

(2) Approved 2008 appropriation of profit & loss Statement.

(3) The 2009 Annual General Meeting will be held at 9:00 AM, on Wednesday, June 10, 2009 at the UMC Recreation Center in Hsinchu Science Park.

(4) Approved the 2009 Annual General Meeting agenda & directors nomination period and place.

6.Countermeasures: None

7.Any other matters that need to be specified: None

Exhibit 99.5

United Microelectronics Corporation
March 25, 2009

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of February 2009.

1)	Sales volume (NT$ Thousand)

Period	Items	2009	2008	Changes	%
February	Invoice amount	2,744,115	6,117,940	(3,373,825)	-55.15%
2009	Invoice amount	5,035,418	12,768,619	(7,733,201)	-60.56%
February	Net sales	3,143,826	7,288,918	(4,145,092)	-56.87%
2009	Net sales	6,296,820	15,504,472	(9,207,652)	-59.39%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	25,975,543
UMC’s subsidiaries	0	0	110,595

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	51,951,085
UMC’s subsidiaries	0	0	4,161,134
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	2,661,520	7,500,000
Fair Value	(68,613)	62,856
Net Profit from Fair Value	(11,319)	(20,059)
Written-off Trading Contracts	9,437,053	7,500,000
Realized profit (loss)	(93,862)	0

b Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	0
Net Profit from Market Value	0
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.6

United Microelectronics Corporation
For the month of February, 2009

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 3) the acquisition assets by UMC; 4) the disposition of assets by UMC for the month of February, 2009.

1)	The trading of directors, supervisors, executive officers and 10% shareholders

		Number of shares	Number of shares held as
		held as of	of
Title	Name	January 31, 2008	February 28, 2009	Changes

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders:

		Number of shares	Number of shares held as
		held as of	of
Title	Name	January 31, 2008	February 28, 2009	Changes

3)	The acquisition assets (NT$ Thousand)

Description of assets	February	2009
Fixed assets	3,120	47,984
Semiconductor Manufacturing Equipment	366,494	746,161

4)	The disposition of assets (NT$ Thousand)

Description of assets	February	2009
Fixed assets	0	0
Semiconductor Manufacturing Equipment	415	415